                                  EXHIBIT 99.1

                                  Press Release

FOR IMMEDIATE RELEASE

                    BAAN COMPANY ACQUIRES PROLOQ HOLDING B.V.

                STRATEGIC ACQUISITION OF LEADING PRIMARY METALS,
           CABLE & WIRE AND PULP & PAPER INDUSTRIES APPLICATION VENDOR

BARNEVELD, THE NETHERLANDS AND HERNDON, VIRGINIA, USA -AUGUST 31, 1999 - Baan Company N.V. (ASE:BAAN; NASDAQ:BAANF), a leading global supplier of enterprise applications, today announced that it has signed an agreement to acquire Proloq Holding B.V., a leader in industry specific software for Primary Metals, Cable & Wire and Pulp & Paper Industries. The acquisition of Proloq makes it possible for Baan Company to further expand its market position in these industries.

Upon completion of the acquisition, Proloq Holding B.V. will become a wholly-owned subsidiary of Baan Company N.V. The transaction is subject to customary closing conditions and was signed today, August 31, 1999. Other terms of the agreement were not disclosed. Proloq develops, markets, and supports add-on modules which are based on Baan's development technology and fully integrated in Baan's ERP software. These modules enable Baan to meet the specific needs of the Primary Metals, Cable & Wire and Pulp & Paper Industries.

"This is another step forward within our new strategy to focus on specific lines of business. I strongly believe that by adding Proloq's unique expertise to Baan, we will become one of the premier solution providers in the Primary Metals and Pulp & Paper market," said Mary Coleman, CEO of Baan Company. "Our cooperation has already proven to be successful in customer wins such as USINOR, British Steel Distribution and Avesta Sheffield."

Proloq is a company with extensive experience in managing dimensions and specifications with the ability to support non-SKU-based (Stock Keeping Unit) operations. Proloq gives Baan the ability to manage multiple characteristics, such as width, thickness, grade, surface finish, packing, and scrapping requirements.

"Baan Company has been a valuable partner of Proloq for many years. I am very excited about this new opportunity to join our forces, because it confirms our vision on the target markets which we have developed over the past years. This will definitely enable us to better serve both our joint target markets and combined customer base," said Peter Gelderblom, President and CEO, Proloq Holding B.V. "Proloq has extensive experience in the Primary Metals, Cable & Wire and Pulp & Paper industries. By combining our knowledge of the industry specific requirements for Enterprise Resource Planning systems and Baan's power to penetrate these markets, we will be able to continue and strengthen our focus," added Peter Gelderblom.

ABOUT PROLOQ HOLDING B.V.

Proloq was founded in 1990 as a company offering management and TRITON consultancy and customization services. After 4 years the decision was made to focus on the development of standard add-on modules for Baan, which has resulted in successful solutions for Primary Metals and Cable & Wire Industries. Recently, a solution for the Pulp & Paper Industry was introduced as well. As a Baan Software Development Partner, Proloq maintains a close relationship with Baan regarding training, development and support. For sales and distribution, Proloq avails itself of Baan's worldwide channels. Current customers of Proloq include USINOR, British Steel Distribution, Avesta Sheffield, Maksteel Inc., BICC Cables, ABB Norsk Kabel, Huber+Suhner AG, NKF Kabel, and Papier und Kartonfabrik Varel GmbH & Co. Proloq employs 71 people, is headquartered in Veenendaal, The Netherlands and can be found on the World Wide Web at www.proloq.com.

ABOUT BAAN COMPANY

Founded in 1978, Baan Company (ASE: BAAN; Nasdaq: BAANF) is a leading global provider of enterprise business software. Baan Company offers a comprehensive portfolio of best-in-class, component-based applications for front office, corporate office, and back office automation. These applications are in use at approximately 13,000 customer sites worldwide. Baan Company products reduce complexity, improve core business processes, are fast to implement and use, are flexible in adapting to business changes, and optimize the management of information throughout the entire value chain.

Baan Company has dual headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA and can be found on the World Wide Web at www.baan.com.

                                       ###

Statements in this press release using the words "believes," "expects," "anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K).

"Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.

For more information, please contact:

Baan Company
Ronald Florisson, Vice President of Corporate Communications
Phone: +31(0)342 428786
E-mail: rfloriss@baan.nl